ROIVANT SCIENCES LTD.

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

March 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Roivant Sciences Ltd.

Registration Statement on Form S-1

File No. 333-262798

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roivant Sciences Ltd., a Bermuda exempted limited company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-262798), as amended, to 4:00 p.m. Eastern Time on March 30, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal and Stephen A. Byeff of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours, ROIVANT SCIENCES LTD.

By:	/s/ Matt Maisak

Matt Maisak
Authorized Signatory